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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                            MEMBERWORKS INCORPORATED
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   586002 10 7
                                 (CUSIP Number)

                                 THOMAS W. SMITH
                               323 RAILROAD AVENUE
                               GREENWICH, CT 06830
                                 (203) 661-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 13, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
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                                                                    Page 2 of 10

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                                    Page 3 of 10

CUSIP No.  586002 10 7

    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Thomas W. Smith
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS (SEE INSTRUCTIONS):

                         PF AND OO (FUNDS OF MANAGED ACCOUNTS)
--------------------------------------------------------------------------------

    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                         NOT APPLICABLE
--------------------------------------------------------------------------------
    6           CITIZEN OR PLACE OF ORGANIZATION

                         UNITED STATES
--------------------------------------------------------------------------------

            NUMBER OF              7          SOLE VOTING POWER
             SHARES
          BENEFICIALLY                             933,789
          OWNED BY EACH            ---------------------------------------------
            REPORTING              8          SHARED VOTING POWER
             PERSON
              WITH                               1,355,700
                                   ---------------------------------------------
                                   9          SOLE DISPOSITIVE POWER

                                                   933,789
                                   ---------------------------------------------

                                   10         SHARED DISPOSITIVE POWER

                                                 1,355,700
--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,289,489
--------------------------------------------------------------------------------
    12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES

                          NOT APPLICABLE
--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          21.1%
--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------
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                                                                    Page 4 of 10

CUSIP No.  586002 10 7

    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Thomas N. Tryforos
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS (SEE INSTRUCTIONS):

                         PF AND OO (FUNDS OF MANAGED ACCOUNTS)
--------------------------------------------------------------------------------

    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                         NOT APPLICABLE
--------------------------------------------------------------------------------
    6           CITIZEN OR PLACE OF ORGANIZATION

                         UNITED STATES
--------------------------------------------------------------------------------

            NUMBER OF              7          SOLE VOTING POWER
             SHARES
          BENEFICIALLY                              45,809
          OWNED BY EACH            ---------------------------------------------
            REPORTING              8          SHARED VOTING POWER
             PERSON
              WITH                               1,355,700
                                   ---------------------------------------------
                                   9          SOLE DISPOSITIVE POWER

                                                    45,809
                                   ---------------------------------------------

                                   10         SHARED DISPOSITIVE POWER

                                                 1,355,700
--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,401,509
--------------------------------------------------------------------------------
    12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES

                          NOT APPLICABLE
--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          12.9%
--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------
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                                                                    Page 5 of 10

CUSIP No.  586002 10 7

    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Scott J. Vassalluzzo
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS (SEE INSTRUCTIONS):

                         PF AND OO (FUNDS OF MANAGED ACCOUNTS)
--------------------------------------------------------------------------------

    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                         NOT APPLICABLE
--------------------------------------------------------------------------------
    6           CITIZEN OR PLACE OF ORGANIZATION

                         UNITED STATES
--------------------------------------------------------------------------------

            NUMBER OF              7          SOLE VOTING POWER
             SHARES
          BENEFICIALLY                              49,060
          OWNED BY EACH            ---------------------------------------------
            REPORTING              8          SHARED VOTING POWER
             PERSON
              WITH                               1,355,700
                                   ---------------------------------------------
                                   9          SOLE DISPOSITIVE POWER

                                                    49,060
                                   ---------------------------------------------

                                   10         SHARED DISPOSITIVE POWER

                                                 1,355,700
--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,404,760
--------------------------------------------------------------------------------
    12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES

                          NOT APPLICABLE
--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          12.9%
--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.01 par value (the "Common Stock") of Memberworks Incorporated, a Delaware corporation whose principal executive offices are located at 9 West Broad Street, Stamford, CT 06902.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (f) This statement is filed jointly by Thomas W. Smith, Thomas N. Tryforos and Scott J. Vassalluzzo (the "Reporting Persons"), each of whom is a private investment manager with a business address located at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $42,156,594, Mr. Smith contributed $14,343,633 of his personal funds, Mr. Tryforos contributed $804,204 of his personal funds and Mr. Vassalluzzo contributed $79,637 of his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         As described more fully in Item 5 below, Messrs. Smith, Tryforos and Vassalluzo beneficially own 1,546,089, 1,366,901 and 1,395,700 shares of Common Stock, respectively (together, the "Managed Account Shares") in their capacity as investment managers for certain managed accounts (the "Managed Accounts"). The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships (for which each Reporting Person is a general partner), (ii) an employee profit-sharing plan of a corporation wholly-owned by Messrs. Smith and Tryforos (for which each Reporting Person is a trustee), (iii) certain family members of Messrs Smith and Vassalluzzo (including trusts established for the benefit of certain family members of Mr. Smith), (iv) a private charitable foundation established by Mr. Smith (for which Mr. Smith acts as trustee), and (v) a private investment limited partnership (for which Mr. Smith is the general partner). In addition, Messrs. Smith, Tryforos and Vassalluzzo each own Common Stock for their own accounts in the amounts of 743,400, 34,608 and 9,060 shares, respectively (collectively, the "Personal Shares"). The Reporting Persons have acquired
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beneficial ownership of the Managed Account Shares for the purpose of achieving the investment policies of the Managed Accounts, and have acquired the Personal Shares for investment purposes. Based upon market conditions, an evaluation of alternative investments and such other factors as may be considered relevant from time to time, each Reporting Person may purchase or sell shares on behalf of the Managed Accounts, other managed accounts or for his own account if he deems it appropriate and is able to do so, in each case, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons (based on information included in the Registration Statement on Form 10-Q filed by the Issuer on November 13, 2003, which disclosed that 10,855,897 shares of Common Stock were outstanding as of October 30, 2003) is as follows: Mr. Smith - 2,289,489 shares (21.1%); Mr. Tryforos - 1,401,509 shares (12.9%) and Mr. Vassalluzzo - 1,404,760
(12.9%) .

          (b) Messrs. Smith, Tryforos and Vassalluzzo have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 933,789, 45,809 and 49,060 shares of Common Stock, respectively. Each of Messrs. Smith, Tryforos and Vassalluzo has the unrestricted power to vote or to direct the vote of and to dispose or to direct the disposition of 1,355,700 shares of Common Stock owned by the Managed Accounts.

         (c) During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock, except for the following transactions effected by Mr. Smith for his personal account:

         Date              Number of Shares          Price Per Share
         ----              ----------------          ---------------
       10/24/03                33,400                      $28.29
       10/27/03                10,000                      $25.13

         (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Account Shares.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement relating to the joint filing of Statement on Schedule 13D dated November 24, 2003.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  November 24, 2003


                                                 /s/ Thomas W. Smith
                                            ----------------------------------
                                                     Thomas W. Smith

                                                /s/ Thomas N. Tryforos
                                            ----------------------------------
                                                    Thomas N. Tryforos

                                               /s/ Scott J. Vassalluzzo
                                            ----------------------------------
                                                    Scott J. Vassalluzzo
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                                                                   Page 10 of 10

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned agree that the foregoing Statement on Schedule 13D, dated November 24, 2003, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

         Dated:  November 24, 2003
                                                 /s/ Thomas W. Smith
                                            ----------------------------------
                                                     Thomas W. Smith

                                                /s/ Thomas N. Tryforos
                                            ----------------------------------
                                                    Thomas N. Tryforos

                                               /s/ Scott J. Vassalluzzo
                                            ----------------------------------
                                                    Scott J. Vassalluzzo